Exhibit 99.4
Securities Regulatory Authorities
(Listed on Appendix A)
Dear Sirs:
Re: Notice of Change of Auditors dated March 1, 2007 with respect to Gerdau Ameristeel Corporation
We have read the statements made by Gerdau Ameristeel Corporation in the attached copy of Change of Auditor Notice dated March 1, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.
We agree with the statements in the Change of Auditor Notice dated March 1, 2007.
Yours very truly,
PricewaterhouseCoopers LLP
Tampa, February 21, 2007

cc:	Board of Directors, Gerdau Ameristeel Corporation Deloitte

Appendix A
Securities Regulatory Authorities
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities commission
Autorite Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Department of Justice, Government of Yukon
Registrar of Securities, Department of Justice, Government of Nunavut

NOTICE OF CHANGE OF AUDITOR

TO:	PricewaterhouseCoopers LLP, Chartered Accountants

AND TO:	Deloitte & Touche LLP, Chartered Accountants
In connection with the change of auditor of Gerdau Ameristeel Corporation (the “Company”) from PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) and pursuant to section 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), the Company hereby gives notice that:
1.	PwC tendered its formal resignation, at the request of the Company, as auditor of the Company as of February 28, 2007 (the “Termination Date”), and the Audit Committee and the Board of Directors have approved the appointment of Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), as successor auditor of the Company.

2.	The parent of the Company is changing its auditor because of Brazil’s requirement regarding auditor rotation every five years. In light of the change at the parent company, the Audit Committee and the Board of Directors of the Company determined the Company should also change its auditor and PwC was therefore asked to resign.

3.	There were no reservations in the reports of PwC on the Company’s financial statements for the Company’s two most recently completed fiscal years, including the period subsequent to the most recently completed period for which an audit report was issued and preceding the Termination Date.

4.	The resignation of PwC and the appointment of Deloitte has been considered and approved by the Audit Committee and the Board of Directors of the Company.

5.	There are no “reportable events” as defined in section 4.11 of NI 51-102.
DATED at Tampa, Florida this 1st day of March, 2007.
On behalf of Gerdau Ameristeel Corporation

Name: Tom J. Landa
Title: Vice President. Chief Financial Officer
Executive Offices
4221 W. Boy Scout Boulevard, Suite 600 • Tampa, Florida 33607 • P.O. Box 31328 • Tampa, Florida 33631-3328 • (813) 286-8383 • (800) 637-8144